  Exhibit 99.1

Auryn Stakes Additional Highly Prospective Claims at Sombrero and Provides Permitting Update

Vancouver, Canada – Oct. 17th, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce that it has staked 8,500 hectares of additional ground at the Sombrero North project area (Figure 1). The newly acquired claims, Macha Machay, contain the highest copper values in stream sediments observed through Auryn’s regional exploration program, which screened approximately 7,000 square kilometers of land on the western extension of the world-class Andahuaylas-Yauri belt.

Macha Machay is characterized by highly elevated copper values in consecutive drainage basins over an area of approximately 12 kilometers by 6 kilometers (Figure 2). Both leachable (CN44) and ICP results demonstrate copper levels 1.5-3.5 times greater than those observed at the Sombrero Main, Nioc and Good Lucky intrusive clusters, which are all characterized by high-grade copper-gold surface mineralization (Figures 2 & 3). In addition, the leachable gold results at Macha Machay are similar in magnitude to those observed at the Sombrero Main and Nioc prospects (Figure 4). Together, the copper and gold results in stream sediments suggest the potential to discover significant copper-gold mineralization at or near surface.

A Message from Ivan Bebek, Executive Chairman & Director:

“In an effort to be ambitious as first movers on the western half of the Andahuaylas-Yauri belt, we have taken low-cost initiatives to secure more highly prospective claims prior to drilling the Sombrero Main target in Q1 2020.

“The regional stream sediment survey results from Macha Machay contain the strongest geochemical values we’ve seen to date. The new claims are also adjacent to our high-grade Milpoc target and importantly, are within the Hunacasancos community land where we have an existing agreement to conduct exploration.

“In the coming weeks we look forward to results from the seven hole summer drill program at Committee Bay in the Arctic, extensive targeting results from Homestake Ridge in B.C. and our surface sampling program currently underway at Curibaya in Southern Peru.”

Auryn plans to begin surface work in the near-term at Macha Machay, which will consist of follow-up stream sediment, soil and rock sampling, as well as geological mapping to further define areas of potential copper-gold mineralization.

Sombrero Drill Permit Update:

Auryn’s maiden drill program at Sombrero is on track to begin in Q1 of 2020. Following Auryn’s application for drill permits on June 7th, 2019, the Company has progressed incrementally through the required steps, and most recently, the archeological portion of the permit was received from the provincial government in Ayacucho. Based on the current progress with the permitting process, Auryn anticipates all necessary permits in Q1 2020.

Sombrero – Newly Staked Claims 8,500 HA

AURYN RESOURCES

Lima
Peru
Ayacucho
Sombrero
100km
Sombrero North
Sombrero South
Uchuy
Totora
Good Lucky
Nioc
Fierrazo
Sombrero Main
Corrales
Rio Tinto
Pucara
Teck
Infinita Prosperidad
Milpoc
Freeport Mc-Mo-Ran
BHP
Buenaventura
Macha Machay - Newly Staked Claims
Hudbay
Sumitomo
Ccello
Buenaventura
Hochschild
Catalina Huanca Sociedad
Fresnillo
Andes Exploration of Peru Numero Dos
Barrick
Legend
Auryn Claims
BHP
Pucara
Rio Tinto
Hudbay
Hochschild
Buenaventura
Fresnillo
Infinita
Teck
Sumitomo
Catalina
Andes Exploration
Barrick
10 km

Figure 1: Illustrates the 8,500 hectares recently staked and now forming part of the Sombrero North project area.

BLEG Catchment Areas – Copper CN44

Sombrero North
Sombrero South
Legend
Auryn Claims
Regional Catchment (Cu CN44 ppm)
< 5.29
5.29 - 7.60
7.60 - 8.44
8.44 - 11.10
11.10 - 14.55
14.55 - 21.10
> 21.10
5 km
Rio Tinto
Pucara
Teck
Uchuy
Totora
Good Lucky
59 ppm Cu
BLEG not sampled
Nioc
39.7 ppm Cu
Fierrazo
Sombrero Main
Corrales
Infinita Prosperidad
Rio Tinto
18.1 ppm Cu
16.05 ppm Cu
Milpoc High-Grade Rock sample:
Cu: 8.75%, 5.55%, 4.95%, 3.70%, 2.79%, 2.54%, 1.90%, 1.80%, 1.71%
Ag: 101 ppm, 53 ppm, 52.7 ppm, 51 ppm, 51 ppm, 49.4 ppm, 41 ppm
94.9 ppm Cu
Milpoc
23.1 ppm Cu
96.8 ppm Cu
BHP
32.4 ppm Cu
Freeport Mc-Mo-Ran
Macha Machay - Newly Staked Claims
Sumitomo
Buenaventura
100 ppm Cu
100 ppm Cu
17.4 ppm Cu
100 ppm Cu

Figure 2: Illustrates the 12 x 6 km area at Macha Machay that demonstrated the highest copper values in the 7,000 km² regional stream sediment survey. Note the 100 ppm copper values are at the upper detection limit for this assay techique.

BLEG Catchment Areas – Copper ICP

Sombrero North
Sombrero South
Legend
Auryn Claims
Regional Catchment (Cu ICP ppm)
< 17.925
17.925 - 35.85
38.85 - 53.775
53.775 - 89.625
89.625 - 179.25
> 179.25
5 km
Rio Tinto
Teck
Pucara
Uchuy
Totora
Good Lucky
Nioc
Fierrazo
Sombrero Main
Corrales
68 ppm Cu
68 ppm Cu
72.4 ppm Cu
129.5 ppm Cu
BLEG not sampled
Infinita Prosperidad
Rio Tinto
59.6 ppm Cu
77.4 ppm Cu
Milpoc High-Grade Rock sample:
Cu: 8.75%, 5.55%, 4.95%, 3.70%, 2.79%, 2.54%, 1.90%, 1.80%, 1.71%
Ag: 101 ppm, 53 ppm, 52.7 ppm, 51 ppm, 51 ppm, 49.4 ppm, 41 ppm
110 ppm Cu
Milpoc
BHP
116 ppm Cu
161 ppm Cu
Freeport Mc-Mo-Ran
Macha Machay - Newly Staked Claims
Buenaventura
Sumitomo
388 ppm Cu
428 ppm Cu

Figure 3: Illustrates the 12 x 6 km area at Macha Machay that demonstrated the highest copper values in the 7,000 km² regional stream sediment survey. These values are up to 3.5 times higher than the stream sediment observed at the the high-grade Sombrero Main, Nioc and Good Lucky drainage basins.

BLEG Catchment Areas – Gold CN44

Sombrero North
Sombrero South
Legend
Auryn Claims
Regional Catchment (Au CN44 ppb)
< 0.36
0.36 - 0.57
0.57 - 0.68
0.68 - 1.28
1.29 - 3.04
3.04 - 7.14
> 7.14
5 km
Rio Tinto
Pucara
Teck
2.44 ppb Au
Uchuy
Totora
1.78 ppb Au
Good Lucky
6.65 ppb Au
2.06 ppb Au
3.60 ppb Au
BLEG not sampled
Nioc
Fierrazo
Sombrero Main
Corrales
Infinita Prosperidad
Rio Tinto
1.40 ppb Au
Milpoc High-Grade Rock sample:
Cu: 8.75%, 5.55%, 4.95%, 3.70%, 2.79%, 2.54%, 1.90%, 1.80%, 1.71%
Ag: 101 ppm, 53 ppm, 52.7 ppm, 51 ppm, 51 ppm, 49.4 ppm, 41 ppm
BHP
1.57 ppb Au
2.70 ppb Au
Milpoc
Freeport Mc-Mo-Ran
Macha Machay - Newly Staked Claims
Sumitomo
Buenaventura

Figure 4: Illustrates the leachable gold results at Macha Machay and the similarity they have in magnitude to those observed at the Sombrero Main and Nioc prospects.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 120,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Sombrero regional BLEG, 2019

BLEG samples were collected from stream sediments. Samples from 0.5 to 3 kg each sent to ALS Lab in Vancouver, BC for preparation and analysis. Samples from regional BLEG survey are analyzed using Ultra-Trace Au by Cyanide Extraction and ICP-MS finish method (Au-CN44) and ultra-trace multi-element Aqua Regia digest ICP-AES/ICP-MS method (ME-MS41L). QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.